Exhibit 99.1

Bitfarms to Present at Needham Growth Conference in NYC

TORONTO, Ontario and BROSSARD, Québec – January 8, 2024 -- Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms”), a global vertically integrated Bitcoin data center company, will be attending Needham’s 27th Annual Growth Conference, taking place from January 14-15th in New York City. Bitfarms CEO Ben Gagnon, CFO Jeff Lucas, and SVP, Head of IR & Corp. Comms. Tracy Krumme will be conducting investor meetings with a presentation at the following time:

Bitfarms Company Presentation

Date: Wednesday, January 15th

Time: 8:45-9:25am Eastern

Presenters: CEO Ben Gagnon and CFO Jeff Lucas

Webcast Link

A replay of the webcast will be available on Bitfarms’ investor site. To sign up for 1x1 meetings at the conference, please contact your sales representative at Needham or email investors@bitfarms.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. Bitfarms’ proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development, as well as hosting agreements with two data centers, in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Investor Relations Contact:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contact:

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca